                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549-1004

                         _____________________________


                                   FORM 11-K


/X/      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934

         For the fiscal year ended December 31, 1994

                                       OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


         For the transition period from                  to
                                        ----------------    -----------------
         Commission file number 0-17506

                         ______________________________

A:       Full title of the plan:

                                    UST INC.
                            EMPLOYEES' SAVINGS PLAN

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                    UST INC.
                             100 West Putnam Avenue
                          Greenwich, Connecticut 06830

                   Audited Financial Statements and Schedules

                                    UST Inc.
                            Employees' Savings Plan

                     Years ended December 31, 1994 and 1993
                      with Report of Independent Auditors

                                    UST Inc.
                            Employees' Savings Plan
                                  (the "Plan")

                   Audited Financial Statements and Schedules


                     Years ended December 31, 1994 and 1993





                                    CONTENTS

Report of Independent Auditors ..............................................................   1

Audited Financial Statements

  Statement of Net Assets Available for Benefits ............................................   2
  Statement of Changes in Net Assets Available for Benefits .................................   4
  Notes to Financial Statements .............................................................   6

Supplemental Schedules

  Assets Held for Investment ................................................................  11
  Transactions or Series of Transactions in Excess of 5% of the Fair Value of Plan Assets ...  13

                         Report of Independent Auditors

To the Participants of the
UST Inc.
Employees' Savings Plan

We have audited the accompanying statements of net assets available for benefits of the UST Inc. Employees' Savings Plan as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1994 and 1993, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1994 and transactions or series of transactions in excess of 5% of the fair value of plan assets for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1994 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1994 basic financial statements taken as a whole.


                                                      ERNST & YOUNG LLP


Stamford, Connecticut
May 2, 1995

                                    UST Inc.
                            Employees' Savings Plan

                 Statement of Net Assets Available for Benefits

                               December 31, 1994



                                                                                                     FUNDS
                                                                         FUND A        FUND B       C AND D       FUND E
                                                                      ---------------------------------------------------
ASSETS
Investments (Notes 1 and 4):
  Common stock of UST Inc.-at fair value (cost: $24,747,089)                                      $76,033,495
  Group trust funds--at fair value:
    Common stock (cost: $2,853,766)                                                  $4,605,928
    Short-term investment (cost equal to fair value)                                                    4,404
    Guaranteed investment  contracts (cost equal to fair value)       $18,360,487
    Balanced Fund-at fair value (cost: $723,008)                                                                 $700,395
    Small Company Fund-at fair value (cost: $1,098,546)
                                                                      ---------------------------------------------------
Total investments                                                      18,360,487     4,605,928    76,037,899     700,395
                                                                      ---------------------------------------------------
Participant loans receivable
Contributions receivable:
  Employee                                                                185,947        59,111       153,371      19,250
  Employer                                                                    870                     283,208
Interfund receivables (payables), net                                     (40,327)       (7,906)     (217,997)     30,432
Accrued income receivable                                                  94,200            40         1,159
                                                                      ---------------------------------------------------
Total plan assets                                                      18,601,177     4,657,173    76,257,640     750,077
                                                                      ---------------------------------------------------

LIABILITIES
Liabilities:
  Due to participants                                                     130,397        10,904       464,667         460
                                                                      ---------------------------------------------------
Net assets available for benefits                                     $18,470,780    $4,646,269   $75,792,973    $749,617
                                                                      ===================================================

                                                                                   PARTICIPANT         TOTAL
                                                                        FUND F      LOAN FUND       ALL  FUNDS
                                                                      -----------------------------------------
ASSETS
Investments (Notes 1 and 4):
  Common stock of UST Inc.-at fair value (cost: $24,747,089)                                       $ 76,033,495
  Group trust funds--at fair value:
    Common stock (cost: $2,853,766)                                                                   4,605,928
    Short-term investment (cost equal to fair value)                                                      4,404
    Guaranteed investment  contracts (cost equal to fair value)                                      18,360,487
    Balanced Fund-at fair value (cost: $723,008)                                                        700,395
    Small Company Fund-at fair value (cost: $1,098,546)                $1,218,673                     1,218,673
                                                                      -----------------------------------------
Total investments                                                       1,218,673                   100,923,382
                                                                      -----------------------------------------
Participant loans receivable                                                        $3,394,617        3,394,617
Contributions receivable:
  Employee                                                                 41,490                       459,169
  Employer                                                                                              284,078
Interfund receivables (payables), net                                     146,098       89,700
Accrued income receivable                                                               15,364          110,763
                                                                      -----------------------------------------
Total plan assets                                                       1,406,261    3,499,681      105,172,009
                                                                      -----------------------------------------

LIABILITIES
Liabilities:
  Due to participants                                                         420        4,360          611,208
                                                                      -----------------------------------------
Net assets available for benefits                                      $1,405,841   $3,495,321     $104,560,801
                                                                      =========================================

                                                                                                                VALUATION
                                                                          UNITS                                  PER UNIT
                                                                      ---------------------------------------------------
 NET ASSETS AVAILABLE FOR BENEFITS

   Fund A                                                               1,517,216                                 $12.174
   Fund B                                                                 207,770                                  22.363
   Funds C and D                                                        2,719,030                                  27.875
   Fund E                                                                  76,441                                   9.806
   Fund F                                                                 124,094                                  11.329
   Participant Loan Fund                                                3,495,321                                   1.000

                                                                        AMOUNT
                                                                      ------------
 NET ASSETS AVAILABLE FOR BENEFITS
   Fund A                                                             $ 18,470,780
   Fund B                                                                4,646,269
   Funds C and D                                                        75,792,973
   Fund E                                                                  749,617
   Fund F                                                                1,405,841
   Participant Loan Fund                                                 3,495,321
                                                                      ------------
                                                                      $104,560,801
                                                                      ============

See notes to financial statements.

                                    UST Inc.
                            Employees' Savings Plan

                 Statement of Net Assets Available for Benefits

                               December 31, 1993




                                                                                               FUNDS      PARTICIPANT      TOTAL
                                                                     FUND A      FUND B       C AND D      LOAN FUND     ALL FUNDS
                                                                  -----------------------------------------------------------------
ASSETS
Investments (Notes 1 and 4):
  Common stock of UST Inc.-at fair value (cost: $23,253,391)                               $77,760,828                 $ 77,760,828
  Group trust funds--at fair value:
    Common stock (cost: $2,352,056)                                            $4,099,923                                 4,099,923
    Short-term investment (cost equal to fair value)              $    12,357                   10,962                       23,319
    Guaranteed investment  contracts (cost equal to fair value)    16,785,913                                            16,785,913
                                                                  -----------------------------------------------------------------
Total investments                                                  16,798,270   4,099,923   77,771,790                   98,669,983
                                                                  -----------------------------------------------------------------
Participant loans receivable                                                                              $3,094,242      3,094,242
Contributions receivable:
  Employee                                                            198,265      60,846      177,595                      436,706
  Employer                                                              1,112                  292,769                      293,881
Interfund receivables (payables), net                                 166,131      40,377     (270,608)       64,100
Accrued income receivable                                              86,744          11          866        15,219        102,840
                                                                  -----------------------------------------------------------------
Total plan assets                                                  17,250,522   4,201,157   77,972,412     3,173,561    102,597,652
                                                                  -----------------------------------------------------------------

LIABILITIES
Liabilities:
  Due to participants                                                  45,449       8,540       82,109        79,319        215,417
  Due to trustee                                                                                10,947                       10,947
                                                                  -----------------------------------------------------------------
Total liabilities                                                      45,449       8,540       93,056        79,319        226,364
                                                                  -----------------------------------------------------------------
Net assets available for benefits                                 $17,205,073  $4,192,617  $77,879,356    $3,094,242   $102,371,288
                                                                  =================================================================



                                                                                              VALUATION
                                                                      UNITS                   PER UNIT                     AMOUNT
                                                                    ---------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS
  Fund A                                                            1,500,441                  $11.466                 $ 17,205,073
  Fund B                                                              189,874                   22.081                    4,192,617
  Funds C and D                                                     2,806,463                   27.750                   77,879,356
  Participant Loan Fund                                             3,094,242                    1.000                    3,094,242
                                                                                                                       ------------
                                                                                                                       $102,371,288
                                                                                                                       ============


See notes to financial statements.

                                    UST Inc.
                            Employees' Savings Plan

           Statement of Changes in Net Assets Available for Benefits

                      For the Year Ended December 31, 1994



                                                                              FUNDS
                                                   FUND A        FUND B      C AND D      FUND E       FUND F
                                                --------------------------------------------------------------
Investment income:
  Dividends on common stock of UST Inc.                                    $ 3,078,344
  Interest                                      $ 1,065,520   $      242         7,479   $ 19,100   $       28
                                                --------------------------------------------------------------
Net investment income                             1,065,520          242     3,085,823     19,100           28

Interest on participant loans
Net realized and unrealized appreciation
  (depreciation) in fair value of investments:
     UST Inc. common stock                                                     116,706
     Group trust funds                                            63,800                  (22,614)     120,358
                                                --------------------------------------------------------------
Net income (loss)                                 1,065,520       64,042     3,202,529     (3,514)     120,386
Contributions:
  Employee                                        2,433,340      865,501     2,148,457    196,301      352,297
  Employer                                           17,426                  3,640,618
                                                --------------------------------------------------------------
Total contributions                               2,450,766      865,501     5,789,075    196,301      352,297
Administrative expenses                                 (46)          (7)         (242)
Participant distributions                        (2,362,076)    (421,364)   (9,092,757)   (18,924)     (12,357)
Interfund transfers--net                            111,543      (54,520)   (1,984,988)   575,754      945,515
                                                --------------------------------------------------------------
Net increase (decrease)                           1,265,707      453,652    (2,086,383)   749,617    1,405,841
Net assets available for benefits:
  Beginning of year                              17,205,073    4,192,617    77,879,356
                                                --------------------------------------------------------------
  End of year                                   $18,470,780   $4,646,269   $75,792,973   $749,617   $1,405,841
                                                ==============================================================

                                                PARTICIPANT      TOTAL
                                                 LOAN FUND     ALL FUNDS
                                                -------------------------
Investment income:
  Dividends on common stock of UST Inc.                      $  3,078,344
  Interest                                                      1,092,369
                                                -------------------------
Net investment income                                           4,170,713
Interest on participant loans                   $  183,795        183,795
Net realized and unrealized appreciation
  (depreciation) in fair value of investments:
     UST Inc. common stock                                        116,706
     Group trust funds                                            161,544
                                                -------------------------
Net income (loss)                                  183,795      4,632,758
Contributions:
  Employee                                                      5,995,896
  Employer                                                      3,658,044
                                                -------------------------
Total contributions                                             9,653,940
Administrative expenses                                              (295)
Participant distributions                         (189,412)   (12,096,890)
Interfund transfers--net                           406,696
                                                -------------------------
Net increase (decrease)                            401,079      2,189,513
Net assets available for benefits:
  Beginning of year                              3,094,242    102,371,288
                                                -------------------------
  End of year                                   $3,495,321   $104,560,801
                                                =========================

See notes to financial statements.

                                    UST Inc.
                            Employees' Savings Plan

           Statement of Changes in Net Assets Available for Benefits

                      For the Year Ended December 31, 1993



                                                                                              FUNDS      PARTICIPANT       TOTAL
                                                                  FUND A       FUND B        C AND D      LOAN FUND      ALL FUNDS
                                                               -------------------------------------------------------------------
Investment income:
  Dividends on common stock of UST Inc.                                                   $  2,768,090                $  2,768,090
  Interest                                                     $ 1,063,331   $       19          6,275                   1,069,625
                                                               -------------------------------------------------------------------
Net investment income                                            1,063,331           19      2,774,365                   3,837,715
Interest on participant loans                                                                            $  178,870        178,870

Net realized and unrealized appreciation (depreciation) in
  fair value of investments:
    UST Inc. common stock                                                                  (12,297,427)                (12,297,427)
    Group trust funds                                                           330,932                                    330,932
                                                               -------------------------------------------------------------------
Net income (loss)                                                1,063,331      330,951     (9,523,062)     178,870     (7,949,910)

Contributions:
  Employee                                                       2,388,229      646,407      2,450,851                   5,485,487
  Employer                                                          11,183                   3,654,808                   3,665,991
                                                               -------------------------------------------------------------------
Total contributions                                              2,399,412      646,407      6,105,659                   9,151,478

Participant distributions                                       (2,473,723)    (150,012)   (10,256,045)    (112,696)   (12,992,476)
Interfund transfers--net                                         1,126,362      354,454     (2,035,172)     554,356
                                                               -------------------------------------------------------------------
Net increase (decrease)                                          2,115,382    1,181,800    (15,708,620)     620,530    (11,790,908)

Net assets available for benefits:
  Beginning of year                                             15,089,691    3,010,817     93,587,976    2,473,712    114,162,196
                                                               -------------------------------------------------------------------
  End of year                                                  $17,205,073   $4,192,617   $ 77,879,356   $3,094,242   $102,371,288
                                                               ===================================================================


See notes to financial statements.

                                    UST Inc.
                            Employees' Savings Plan

                         Notes to Financial Statements

1. SIGNIFICANT ACCOUNTING POLICIES

Investments are recorded at fair value. The change in the difference between the fair value and the cost of investments is reflected as unrealized appreciation (depreciation) in the aggregate fair value of investments. The realized appreciation in the aggregate fair value of investments is the difference between the proceeds received and the average cost of the investments sold. Proceeds for Funds C and D represent the market value of UST Inc. common stock on the valuation date of withdrawal.

Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices.

The fair value of the participation units owned by the Plan in group trust funds is based on quoted redemption value on the last business day of the plan year.

Insurance group annuity contracts are valued at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay distributions and withdrawals. Early withdrawal of deposits results in a market value adjustment.

2. DESCRIPTION OF PLAN

The UST Inc. Employees' Savings Plan is an employee benefit plan established to encourage and assist employees to adopt a regular savings program and to help provide additional security for retirement.

The Plan is a trusteed plan administered by the UST Inc. Employee Benefits Administration Committee ("EBAC"). During 1993, the UST Board of Directors ("Board") approved the appointment of Wachovia Bank of North Carolina to succeed State Street Bank and Trust Company as trustee for the Plan.

Employees are eligible to participate in the Plan the first day of the month following the date a year of service has been completed. A year of service shall be met upon completion of at least 1,000 hours of service during a 12-month consecutive period measured from the employee's date of hire.

The majority of employees may make an aggregate contribution to the Plan of 2% to 12% (in 1/2% increments) of base pay, on a before-tax or after-tax basis, of which the first 6% is subject to a 100% matching contribution by the Company. Employees of Stimson Lane Ltd. (Stimson Lane) and Conn Creek Winery Ltd. (Conn Creek) may make an aggregate contribution to the Plan of 2% to 12% (in 1/2% increments) of base pay, on a before-tax or after-tax basis, of which the first 3% of such contribution is subject to a 25% matching contribution by the Company. The matching contribution for employees of Stimson Lane and Conn Creek was increased to 50% pursuant to a Plan amendment effective January 1, 1995. Effective June 1, 1994, the Plan was amended to include employees of Sparta Industries, Inc. (Sparta). Eligible employees of Sparta may make an aggregate contribution to the Plan of 2% to 12% (in 1/2% increments) of base pay, on a before-tax basis or after-tax basis. Sparta may make a discretionary matching contribution, which is allocated based on the participants contributions to the Plan during the year.

                                    UST Inc.
                            Employees' Savings Plan

                   Notes to Financial Statements (continued)



2. DESCRIPTION OF PLAN (CONTINUED)

The maximum annual contribution for a participant for the plan years presented is limited to the lesser of $30,000 or 25% of compensation and the maximum annual before-tax contribution was limited to $9,240 for 1994. In compliance with federal tax law, the Plan was amended effective January 1, 1994 to reduce the compensation taken into account under the Plan to $150,000, from $235,840 in 1993 for any individual.

In accordance with the Plan, participants can direct the investment of their contributions between Fund A (a fixed income fund, as defined), Fund B (a diversified equity fund, as defined) and Fund C (common stock of UST Inc.). Effective, April 1, 1994, the Plan was amended to add two new investment vehicles to which participants can also invest their contributions. They include Fund E (a balanced fund, as defined) and Fund F (a small company fund, as defined). The Plan allows participants who invest in more than one fund to allocate their contributions in multiples of 5% per fund. The Plan's method of moving existing balances among funds is the fund transfer method. This method permits Plan participants to change their existing account balances by transferring amounts from any one participant-directed fund to any other such fund. During 1994, unit prices for contributions to and withdrawals from funds A, B, C, E and F ranged from $11.53 to $12.18, from $21.27 to $22.95, from $24.88 to $31.25, from $9.60 to $10.04 and from $9.52 to $11.37, respectively.

The Plan was amended effective April 1, 1994, to permit contribution rate and investment changes on a monthly basis, instead of the previously required three month and six month restrictions, respectively, and to give the EBAC the authority to determine the appropriate communications method for transmitting participants instructions. Subsequently, the EBAC authorized the replacement of the current written forms with a telephone system for communicating participants' instructions, called "TrU$Tline".

Company matching contributions are reduced by any forfeited amounts. At the discretion of the Board, additional matching contributions may be made by the Company. For the years ended December 31, 1994 and 1993, no additional discretionary contributions have been made. Company matching contributions are invested principally in common stock of UST Inc. and are deposited in Fund D. Employees age 59 1/2 or older can direct investment of Company matching contributions in Fund A rather than Fund D. Employee contributions are always 100% vested, while vesting of the Company's contributions generally occurs over a period of five years at a rate of 20% for each year of service. Months during which a participant is eligible to participate in the Plan, but chooses not to, will not count toward vesting. Participants become 100% vested upon death or attainment of age 55.

The Plan includes a loan feature for participants who are actively employed by the Company enabling them to borrow from their vested plan balance. Participants may not obtain a loan if they (i) already have two outstanding loans under the Plan or (ii) have obtained a loan from the Plan within the six-month period immediately preceding the application for a new loan. The term of the loan can range from one to five years as elected by the participant. Loan repayments are made in equal installments of principal and

                                    UST Inc.
                            Employees' Savings Plan

                   Notes to Financial Statements (continued)

2. DESCRIPTION OF PLAN (CONTINUED)

interest by automatic payroll deductions starting two months after the effective date of the loan. The maximum amount the participant can borrow is the lesser of 50% of their vested interest in the Plan or $50,000 less the highest outstanding loan balance over the previous twelve months. The minimum loan amount is $1,000. The loan interest rate is determined by the EBAC on a monthly basis, equal to the average of the prime lending rate of two banks in Greenwich, Connecticut. The interest rate is fixed for the term of the loan. In the event a participant defaults on a Plan loan, the entire unpaid balance of the loan shall become due and payable immediately.

In the event that the Plan is terminated, participants receive the fair value of their accounts.

Employees participating in the Plan are not subject to federal income tax on amounts contributed to the Plan by UST Inc. or on amounts that such employees contribute to the Plan on a before-tax basis until such time that their participating interest in the Plan is distributed to them. In general, a participating employee is subject to tax on the amount by which the distribution paid exceeds the amount contributed on an after-tax basis to the Plan.

Administrative expenses are paid by UST Inc. (the "Company"). All costs and expenses with regard to the purchase or sale of investments are paid by the Plan. The Plan was amended effective January 1, 1993, to permit payment of administrative expenses from the Plan, to the extent permissible under applicable law.

The foregoing description of the Plan provides only general information. Participants should refer to the Summary Plan Description (SPD) for a more complete description of the Plan's provisions. Copies of the SPD are available from the Employee Benefits Department.

3. PARTICIPANTS' INTERESTS

A participant's interest in the Plan is based on "Units of Participation", the value of which is calculated monthly for each fund based on the aggregate fair value of the fund's investments at each month end. The value of a unit for Funds A, B, E and F is determined by dividing the fair value of each Fund by the total number of its outstanding units. The unit value for Funds C and D is equal to the fair value of one share of common stock of UST Inc. The Participant Loan Fund unit value is $1.

A participant obtaining a distribution from the Plan receives the fair value of his account. If a participant leaves the Company before becoming fully vested in the employer's contribution to the Plan (value of Fund D), the participant will forfeit the nonvested portion of the employer's contribution. Such forfeitures (1994--$61,141; 1993--$94,247) remain in the Fund and are applied to reduce employer contributions. Under the provisions of the Plan, a participant may, at the discretion of the EBAC, be permitted to (i) contribute to the Plan certain distributions received from another qualified employee benefit plan or (ii) direct the trustee of such other plan to make a trust-to-trust transfer to the Plan of the participant's account in such other plan. To comply with federal tax law, the Plan was amended during 1993, to permit participants the right to elect to have the Plan make a direct transfer of eligible rollover distributions from this Plan to another qualified plan or IRA.

                                    UST Inc.
                            Employees' Savings Plan

                   Notes to Financial Statements (continued)



3. PARTICIPANTS' INTERESTS (CONTINUED)

As of December 31, 1994, 2,019 employees were participants in the Plan. The number of employees participating in each fund at December 31 is as follows:

                        FUND              1994          1993
                  -------------------------------------------
                         A                1,380         1,396
                         B                  678           528
                         C                1,158         1,218
                         D                1,885         1,879
                         E                  257             -
                         F                  400             -
                  Participant Loan          625           443


The accounting records for Funds C and D are combined, and are not separately maintained as between these two funds. Separate participant records are, however, maintained for each Fund. A summary of such participant records for 1994 and 1993 follows:


                                                1994                                            1993
                            ---------------------------------------------------------------------------------------------
                               FUND C          FUND D            TOTAL         FUND C          FUND D            TOTAL
                            ---------------------------------------------------------------------------------------------
Contributions:
  Employee                  $ 2,148,457               -      $ 2,148,457    $ 2,450,851               -      $  2,450,851
  Employer                            -     $ 3,640,618        3,640,618              -    $  3,654,808         3,654,808
                            ---------------------------------------------------------------------------------------------
Total Contributions           2,148,457       3,640,618        5,789,075      2,450,851       3,654,808         6,105,659

Net income (loss)               596,358       2,606,171        3,202,529     (2,057,063)     (7,465,999)       (9,523,062)
Administrative expenses            (242)              -             (242)             -               -                 -
Participant distributions    (2,044,199)     (7,048,558)      (9,092,757)    (3,040,756)     (7,215,289)      (10,256,045)
Interfund transfers, net     (1,524,235)       (460,753)      (1,984,988)    (1,859,101)       (176,071)       (2,035,172)
                            ---------------------------------------------------------------------------------------------
Net increase (decrease)        (823,861)     (1,262,522)      (2,086,383)    (4,506,069)    (11,202,551)      (15,708,620)

Net assets available for
  benefits:
    Beginning of year        14,512,333      63,367,023       77,879,356     19,018,402      74,569,574        93,587,976
                            ---------------------------------------------------------------------------------------------
    End of year             $13,688,472     $62,104,501      $75,792,973    $14,512,333    $ 63,367,023      $ 77,879,356
                            =============================================================================================

Units:
  Beginning of year             522,967       2,283,496        2,806,463        594,325       2,330,299         2,924,624
                            =============================================================================================
  End of year                   491,066       2,227,964        2,719,030        522,967       2,283,496         2,806,463
                            =============================================================================================

                                    UST Inc.
                            Employees' Savings Plan

                   Notes to Financial Statements (continued)



4. INVESTMENTS

The fair value of individual investments that represent 5% or more of net assets available for benefits are as follows:

                                                                      DECEMBER 31
                                                                1994              1993
                                                            -----------------------------


UST Inc. Common Stock; 1994--2,727,659 shares;
  1993--2,802,192 shares                                    $76,033,495       $77,760,828


State Street Bank & Trust Company; guaranteed
  investment contract fund; 1994--18,360,487 units;          18,360,487        16,785,913
  1993--16,785,913 units


5. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has ruled that the Plan qualifies under Section 401(a) and 401(k) of the Internal Revenue Code (IRC) and, therefore, the trust which holds the assets of the Plan is not subject to tax under Section 501(a) of the IRC. The Plan was amended as described in Note 2, and a favorable determination letter has been received from the Internal Revenue Service for the Plan as amended on June 1, 1994. The Employee Benefits Administration Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

The Plan was amended as described in Notes 2 and 3 to comply with applicable federal tax laws.

                             SUPPLEMENTAL SCHEDULES

                                    UST Inc.
                            Employees' Savings Plan

                     Schedule of Assets Held for Investment

                               December 31, 1994



                                              Description of Investment
                                              Including Maturity Date,
     Identity of Issue, Borrower,             Rate of Interest, Par or                   Total All Funds
       Lessor or Similar Party                      Maturity Value                   Cost           Fair Value
- ---------------------------------------------------------------------------------------------------------------
UST Inc.                                      2,727,659 Shares--
                                              Common Stock                       $24,747,089        $76,033,495
                                                                                 ------------------------------

Group Trust Funds:
State Street Bank and Trust Company           65,276 Units--
                                              Common Stock Fund                    2,853,766          4,605,928
                                                                                 ------------------------------

State Street Bank and Trust Company           4,404 Units--
                                              Short-Term Investment Fund               4,404              4,404
                                                                                 ------------------------------

State Street Bank and Trust Company
   Selection Fund:

Allstate Life Insurance Company               1,402,758 units, 5.35%, due
                                                June 30, 1998                    $ 1,402,758        $ 1,402,758
Allstate Life Insurance Company               1,625,113 units, 4.94%, due
                                                September 30, 1997                 1,625,113          1,625,113
Bankers Trust Company                         715,837 units, 8.75%, due
                                                December 31, 1994                    715,837            715,837
Capital Holding Corp.                         1,026,752 units, 6.73%, due
                                                December 31, 1998                  1,026,752          1,026,752
Hartford Life Insurance Company               921,927 units, 4.76%, due
                                                June 30, 1997                        921,927            921,927
Hartford Life Insurance Company               848,685 units, 6.03%, due
                                                December 31, 1997                    848,685            848,685
John Hancock Life Insurance Company           1,660,316 units, 4.95%, due
                                                December 31, 1997                  1,660,316          1,660,316
John Hancock Life Insurance Company           904,818 units, 8.09%, due
                                                July 1, 1996                         904,818            904,818
Metropolitan Life Insurance Company           901,042 units, 6.45%, due
                                                March 31, 1997                       901,042            901,042
Metropolitan Life Insurance Company           780,441 units, 6.11%, due
                                                December 31, 1997                    780,441            780,441
New York Life Insurance Company               437,645 units, 5.55%, due
                                                September 30, 1995                   437,645            437,645
New York Life Insurance Company               1,023,518 units, 6.70%, due
                                                December 31, 1996                  1,023,518          1,023,518
New York Life Insurance Company               502,974 units, 7.75%, due
                                                March 31, 1999                       502,974            502,974
Principal Mutual Life Insurance Company       795,583 units, 8.93%, due
                                                June 30, 1995                        795,583            795,583




                                    UST Inc.
                            Employees' Savings Plan

                     Schedule of Assets Held for Investment

                               December 31, 1994



                                              Description of Investment
                                              Including Maturity Date,
      Identity of Issue, Borrower,            Rate of Interest, Par or                    Total All Funds
        Lessor or Similar Party                     Maturity Value                      Cost         Fair Value
- ----------------------------------------------------------------------------------------------------------------
Principal Mutual Life Insurance Company       503,011 units, 7.85%, due
                                                June 30, 1999                       $   503,011     $    503,011
Principal Mutual Life Insurance Company       1,374,498 units, 4.42%, due
                                                December 31, 1997                     1,374,498        1,374,498
Provident National Assurance Company          893,071 units, 8.61%, due
                                                December 31, 1995                       893,071          893,071
State Street Yield Enhanced Short-term
Investment Fund                               752,756 units                             752,756          752,756
The Life Insurance Company of Virginia        1,289,742 units, 5.33%, due
                                                March 31, 1998                        1,289,742        1,289,742
                                                                                    ----------------------------
Total                                                                                18,360,487       18,360,487
                                                                                    ----------------------------

American Balanced Fund                        58,366 units
                                                investment fund                         723,008          700,395
John Hancock Special Equities Fund            74,949 units
                                                investment fund                       1,098,546        1,218,673
                                                                                    ----------------------------

Grand total                                                                         $47,787,300     $100,923,382
                                                                                    ============================

                                    UST Inc.
                            Employees' Savings Plan

               Schedule of Transactions or Series of Transactions
                in Excess of 5% of the Fair Value of Plan Assets

                               For the Year Ended
                               December 31, 1994



       Identity of                                         Purchase        Selling                                   Total Number
      Party Involved              Description of Asset     Price (1)      Price (1)   Cost of Asset    Net Gain   Purchases   Sales
- -----------------------------------------------------------------------------------------------------------------------------------
CATEGORY (III)--A SERIES OF SECURITY TRANSACTIONS

State Street Bank and      Short-term Investment Fund
  Trust Company              Units:
                                     15,363,826           $15,363,826                  $15,363,826                   188
                                     15,382,741                          $15,382,741    15,382,741                             112

State Street Bank and      Yield Enhanced Short-Term
  Trust Company              Investment Fund Units:

                                      4,513,218             4,513,218                    4,513,218                    34
                                      4,365,020                            4,365,020     4,365,020                              15

UST Inc.                   Common Stock                     3,444,420                    3,444,420                    12
                                                                           5,290,406     1,950,722    $3,339,684                11


THERE WERE NO CATEGORY  (I), (II), OR (IV) REPORTABLE TRANSACTIONS DURING 1994.

(1)--Purchase and selling prices are equal to fair value at dates of acquisition and disposition, respectively.

                        Consent of Independent Auditors



We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 2-72410) pertaining to the Employees' Savings Plan of UST Inc. of our report dated May 2, 1995, with respect to the financial statements and schedules of the UST Inc. Employees' Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1994.



                                                               ERNST & YOUNG LLP

Stamford, Connecticut
May 11, 1995

                                   SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the UST Inc. Employee Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                           UST INC. EMPLOYEES' SAVINGS PLAN


                                           By       HARRY W. PETER III
                                              ----------------------------------
                                              Harry W. Peter III
                                              Chairman, UST Inc. Employee
                                              Benefits Administration Committee


Dated:  May 11, 1995